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                                                                    EXHIBIT 99.3
                                                           [English Translation]
                                                               November 19, 2003
                                                            Corporate Disclosure

                              HANARO TELECOM, INC.
                             NEW LARGEST SHAREHOLDER

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
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1. Details of the change to the Company's major shareholders after new share issuance
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                           Name of the largest shareholder and/or                                 -
                           major shareholders
                           ---------------------------------------------------------------------------------------------------------
   A. Before the change    - Number of shares owned                                               -
                           ---------------------------------------------------------------------------------------------------------
                           - Stake (%)                                                            -
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                           Name of the largest shareholder and/or                       Newbridge Asia HT, LP.
                           major shareholders
                           ---------------------------------------------------------------------------------------------------------
   B. After the change     - Number of shares owned                                                                    49,535,799
                           ---------------------------------------------------------------------------------------------------------
                           - Stake (%)                                                                                      10.72
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2. Ground for change                                                    Change to the largest shareholder due to new share issuance
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3. Date of the change confirmed                                                            November 18, 2003
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4. Others                  - The number of shares and the percentage of stake after the new share issuance is based on the Company's total outstanding shares after the new share issuance, which is 462,135,180 shares, including the number of shares that exceed the 49% foreign ownership limit set by Telecommunications Business Law of Korea.
                           The shares that exceed the limit shall not have voting rights until the Company's foreign ownership falls below 49%.

                           - For more detailed information on the shares that exceed the 49% limit, please see below.
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[New Largest Shareholder]
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        Name                            Relationship                 Before                  After
                                                                 -------------------------------------------------------------------
                                                                 Shares   Stake (%)     Shares    Stake (%)          Remark
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
Newbridge Asia HT, LP.   Major shareholder after the new share      -          -      38,727,029    8.38     within the 49% foreign
                         issuance                                                                            ownership limit
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Newbridge Asia HT, LP.   Major shareholder after the new share      -          -      10,808,770    2.34     over the 49% foreign
                         issuance                                                                            ownership limit
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